FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: First Quarter Trading Statement 2004

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG
Media Office CH-4002 Basel Switzerland
Telephone: Fax:	+41 61 323 23 23 +41 61 323 24 24
www.syngenta.com

First Quarter Trading Statement 2004

Basel, Switzerland, April 27th 2004

Sales in the first quarter of 2004 increased by 15% to $2.3 billion. At constant exchange rates (CER) sales rose 7%.

In Crop Protection, sales were 7% higher (CER) driven by a strong finish to the Latin American season, in particular Brazil, a promising start to the year in Europe, Africa and Middle East and a rebound in a number of Asian markets, including China. In NAFTA sales were slightly lower in comparison with a strong first quarter in 2003.

Growth was achieved across all product lines with a particularly strong performance in insecticides. Professional Products achieved good growth driven by the continued success of Seed Treatment.

Seeds sales increased 11% (CER) with growth in all regions. Vegetables and Flowers maintained their consistent growth record and in Field Crops early shipments in NAFTA and Europe led to higher sales.

Agricultural markets demonstrated continuing signs of stabilization in the first three months of 2004, reflected in strong early demand. As the northern hemisphere season enters the all-important second quarter the product portfolio is well positioned to take advantage of market opportunities. For the full year, robust sales are expected to result in earnings per share* growth of more than 30 percent, significantly ahead of the high teens target.

* Fully diluted before restructuring and impairment

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately US$ 6.6 billion. Syngenta employs more than 19'000 people in over 90 countries. Syngenta is listed the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available www.syngenta.com.

Analyst/Investor Enquiries:	Jonathan Seabrook (Switzerland)	+41 61 323 7502
	Jennifer Gough (Switzerland)	+41 61 323 5059
	Rhonda Chiger (USA)	+ 1 (917) 322 2569
Media Enquiries:	Markus Payer (Switzerland)	+41 61 323 2323
	Sarah Hull (USA)	+ 1 (202) 347 8348

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta First Quarter Trading Statement 2004 / Page 1 of 2

Unaudited First Quarter Product Line and Regional Sales

Syngenta	1st Quarter 2004	1st Quarter 2004	Actual(1)	CER(1)(2)	Ex RR(1)(3)
	$m	$m	%	%	%

Crop Protection	1794	1570	+ 14	+ 7	+ 8
Seeds	513	429	+ 20	+ 11	+ 11

Total	2307	1999	+ 15	+ 7	+ 8

Crop Protection

Product line
Selective herbicides	617	565	+ 9	+ 2	+ 3
Non-selective herbicides	171	146	+ 17	+ 10	+ 10
Fungicides	499	424	+ 18	+ 8	+ 9
Insecticides	278	218	+ 28	+ 21	+ 22
Professional products	197	169	+ 16	+ 10	+ 13
Others	32	48	- 33	- 38	- 38

Total	1794	1570	+ 14	+ 7	+ 8

Regional
Europe, Africa and Middle East	788	670	+ 18	+ 4	+ 4
NAFTA	557	562	- 1	- 3	- 1
Latin America	190	110	+ 72	+ 72	+ 73
Asia Pacific	259	228	+ 14	+ 5	+ 6

Total	1794	1570	+ 14	+ 7	+ 8

Seeds

Product line
Field Crops	329	274	+ 20	+ 12	+ 12
Vegetables and Flowers	184	155	+ 18	+ 9	+ 9

Total	513	429	+ 20	+ 11	+ 11

Regional
Europe, Africa and Middle East	303	244	+ 24	+ 10	+ 10
NAFTA	187	171	+ 9	+ 8	+ 8
Latin America	7	2	+ 316	+ 315	+ 315
Asia Pacific	16	12	+ 28	+ 16	+ 16

Total	513	429	+ 20	+ 11	+ 11

(1)	Product line variances take into account minor reclassifications made in 2004

(2)	Growth at constant exchange rates

(3)	Growth at constant exchange rates excluding the effects of range rationalization

Syngenta Third Quarter Trading Statement 2002 / Page 2 of 2

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	April 27, 2004	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary

		By:	/s/ Daniel Michaelis

			Name:	Daniel Michaelis
			Title:	Senior Corporate Counsel